SO 3/24/05



05041306

[SECURITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING MAR 10 2005 WASH. D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

788 Morris Turnpike
(No. and Street)

Short Hills, NJ 07078
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Kegley (212) 715-6565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

111 Dunnell Road (Address) Maplewood (City) NJ (State) 07040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kegley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Capital Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOP

Title

ANNE K. EVERS
NOTARY PUBLIC OF NEW JERSEY
My Comm. Expires July 27, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road ∘ Maplewood, NJ 07040
Phone: 973-763-6363 ∘ FAX: 973-763-4430
Website: www.rrbb.com ∘ E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Members
Fairfield Capital Advisors, LLC

In planning and performing our audit of the financial statements and additional information of Fairfield Capital Advisors, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Maplewood, New Jersey
March 8, 2005

Fairfield Capital Advisors, LLC
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2004

Fairfield Capital Advisors, LLC
Index to the Financial Statements
December 31, 2004

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road ◦ Maplewood, NJ 07040
Phone: 973-763-6363 ◦ FAX: 973-763-4430
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Independent Auditors' Report

To the Members of
Fairfield Capital Advisors, LLC

We have audited the statement of financial condition of Fairfield Capital Advisors, LLC (the "Company") as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Capital Advisors, LLC as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Maplewood, New Jersey
March 8, 2005

Fairfield Capital Advisors, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Current Asset	
Cash	$ 77,452
Total Current Asset	77,452
Property and Equipment	
Office equipment	3,725
Accumulated depreciation	(3,725)
Net Property and Equipment	-
Other Assets	
Security deposit	7,504
Organization fees net of amortization of $7,840	-
Total Other Assets	7,504
Total Assets	$ 84,956
Liability and Members' Equity	
Current Liability	
Accrued expenses	19,850
Total Current Liability	19,850
Members' Equity	65,106
Total Liability and Members' Equity	$ 84,956

See accompanying notes to the financial statements.

Fairfield Capital Advisors, LLC
Statement of Operations
Year Ended December 31, 2004

Revenues	$ -
Expenses	
Amortization	6,925
Automobile expenses	15,723
Computer supplies and maintenance	1,709
Consulting fees	6,100
Depreciation	1,490
Insurance	8,678
License and fees	2,340
Marketing	5,084
Office	1,426
Payroll taxes	1,495
Professional fees	22,556
Retirement plan contribution	1,829
Rent	3,572
Salaries	24,000
Telephone	2,531
Travel and entertainment	7,304
Total Expenses	112,762
Net Loss	$ (112,762)

See accompanying notes to the financial statements.

Fairfield Capital Advisors, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2004

		Total Members' Equity
Balance - January 1, 2004	$	87,868
Members' contributions		90,000
Members' withdrawals		-
Net loss		(112,762)
Balance, December 31, 2004	$	65,106

See accompanying notes to the financial statements.

Fairfield Capital Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net Loss	$ (112,762)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Depreciation and amortization	8,415
Increases (Decreases) in Liabilities	
Payment to retirement plan	(24,000)
Accrued expenses	19,850
Net Cash Flows Used by Operating Activities	(108,497)
Cash Flows From Financing Activities:	
Members' contributions	90,000
Net Cash Flows Provided by Financing Activities	90,000
Net Decrease in Cash	(18,497)
Cash - January 1, 2004	95,949
Cash - December 31, 2004	$ 77,452

See accompanying notes to the financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was formed December 2003 under the laws of the State of New Jersey for the purpose of operating as a broker-dealer. The Company has received certification from the National Association of Securities Dealers (NASD) to become a registered broker and dealer in securities under the Securities Exchange Act of 1934.

Income Taxes

The Company is formed as a limited liability company. As such, federal and state income is taxed to the members personally. Accordingly, no provision for federal or state income taxes have been made in the accompanying financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on accelerated methods based upon the estimated life of the asset.

Organization Costs

Organization costs are amortized on the straight-line method over a one year period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in a financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000. At times during the year, cash balances may exceed insured limits.

RETIREMENT PLAN

The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company may make discretionary contributions. Contributions for the year were $1,829.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-3) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the Company must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(1). At December 31, 2004, the Company had net capital of $57,602, which was $52,602 in excess of its required net capital of $5,000. The Company's net capital ratio was .3446 to 1.

Fairfield Capital Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

NET CAPITAL	
Total Members' Equity	$ 65,106
Total Capital and Allowable Subordinated Liabilities	65,106
Deductions and/or Charges	
Nonallowable asset	
Other asset	7,504
Net Capital Before Haircuts on Securities Positions	57,602
Haircuts on Securities	-
Net Capital	$ 57,602
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	$ 19,850
Total Aggregate Indebtedness	$ 19,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	5,000
Excess net capital	$ 52,602
Ratio to aggregate indebtedness to net capital	.3446 to 1

See accompanying notes to the financial statements.

Fairfield Capital Advisors, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2004

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying notes to the financial statements.